

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3030

June 29, 2010

Charles F. Cargile
Chief Financial Officer
Newport Corporation
1791 Deere Avenue
Irvine, CA 92606

> **Re:** **Newport Corporation**
> **Form 10-K for the Fiscal Year Ended January 2, 2010**
> **Filed March 5, 2010**
> **Schedule 14A filed April 7, 2010**
> **File No. 000-01649**

Dear Mr. Cargile:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 2, 2010

1.   We note the Form S-3ASR filed on April 25, 2007. However, it appears, at the time of your Section 10(a)(3) updates for the subsequent years, you were no longer eligible to rely on General Instruction I.D. to Form S-3. Please tell us why you have not amended your automatic shelf registration statement onto the form you were then eligible to use to offer and sell the securities. Please see Compliance and Disclosure Interpretation 118.03 of the Securities Act Forms and Compliance and Disclosure Interpretation 198.06 of the Securities Act Rules.

Item 7. Management's Discussion and Analysis, page 36

Results of Operations for the Years Ended January 2, 2010, January 3, 2009 and December 29, 2007, page 43

2.   We note that your discussion of the significant changes in revenues and costs and expenses does not quantify the specific reasons for material changes in the line items in the financial statements. In future filings, each significant factor that contributed to the changes, including offsetting factors, should be separately quantified. Trends and uncertainties that may have a material impact upon revenues or operating results should also be discussed. In addition, in future filings separately describe and quantify the effects of changes in prices and volume of your product offerings on your operating results. Refer to Item 303(a)(3) of Regulation S-K.

Item 11. Executive Compensation, page 55

3.   We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Financial Statements, page F-1

Note 15 Business Segment Information, page F-37

4.   We note the disclosure in Management's Discussion and Analysis on pages 43 and 44 of net sales by end market. Please revise future filings to include the disclosures required by FASB ASC 280-10-50-40 of revenues from external customers for groups of similar products or services or tell us how you current disclosures comply.

Definitive Proxy Statement on Schedule 14A filed on April 7, 2010

5.   Your Form 8-K filed on May 20, 2010 indicates that your shareholders approved the third proposal included in your definitive proxy statement. Please tell us when you intend to amend your articles to implement the terms of that proposal.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3640 if you have questions regarding comments on the financial statements and related matters. Please contact Alicia Lam at (202) 551-3316 or Geoff Kruczek at (202) 551-3641 if you have questions on other comments. In this regard, do not hesitate to contact Jeffrey Jaramillo, Accounting Branch Chief, at (202) 551-3212 with any questions.

Sincerely,

Julie Sherman
Accounting Reviewer